# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 650 South 500 West, Suite 150, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001564590-21-050040
Filed by CIK 0001883834
Persons authorized to receive notices and communications: Patrick J. Schultheis, 701 Fifth Avenue, Suite 5100, Seattle, Washington (WA), 98104, (206) 883-2500; Michael Nordtvedt, 701 Fifth Avenue, Suite 5100, Seattle, Washington (WA), 98104, (206) 883-2500; Marc Olivier, 1941 S Wasatch Dr, Salt Lake City, Utah (UT), 84108, (801) 654-1964

## Reporting persons
- Marc Olivier (CIK 0001883834): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,748,832; shared voting power 1,748,832; sole dispositive power 1,748,832; shared dispositive power 1,748,832; aggregate amount beneficially owned 1,748,832 (5.81% of the class)
  Comment: This Amendment No. 2 ('Amendment No. 2') amends and supplements the prior statement on Schedule 13D as filed on October 4, 2021, as amended by Amendment No. 1 to Schedule 13D filed on July 31, 2023 (as amended, the 'Schedule 13D'). This Amendment No. 2 relates to the beneficial ownership of shares of common stock, par value $0.0001 per share (the 'Common Stock') of Palladyne AI Corp. (the 'Issuer') held by Marc Olivier (the 'Reporting Person). This Amendment No. 2 is being filed to update the aggregate percentage of Common Stock owned by the Reporting Person caused by sales of Common Stock which collectively resulted in a disposition of one percent (1 percent) or more of the outstanding shares of Common Stock. Except as otherwise specified in Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 South 500 West, Suite 150, Salt Lake City, Utah (UT), 84101

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No.2, Mr. Olivier beneficially owns an aggregate of 1,748,832 shares of Common Stock, or 5.81%, of the Issuer's outstanding shares of Common Stock. Mr. Olivier has sole voting and dispositive power over the 1,748,832 shares of Common Stock.

The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No.2, Mr. Olivier beneficially owns an aggregate of 1,748,832 shares of Common Stock, or 5.81%, of the Issuer's outstanding shares of Common Stock. Mr. Olivier has sole voting and dispositive power over the 1,748,832 shares of Common Stock.

The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Except as described in this Item 5(c), Mr. Olivier has not effected any transactions in the Common Stock during the past 60 days. Mr. Olivier has effected the following open market sales of Common Stock during the past 60 days:

Transaction Date Shares Sold Weighted Average Trading Price Per Share
10/22/2024 4,000 2.07
10/24/2024 2,993 2.01
10/25/2024 10,000 2.15
10/28/2024 12,000 2.44
10/29/2024 4,000 2.30
10/30/2024 2,433 2.30
11/1/2024 1,587 2.05
11/4/2024 534 2.05
11/5/2024 5,000 2.17
11/6/2024 5,000 2.16
11/7/2024 5,000 2.14
11/8/2024 4,115 2.11
11/11/2024 5,000 2.22
11/12/2024 3,600 2.30
11/13/2024 1,736 2.30
11/18/2024 2,000 1.81
11/19/2024 2,000 1.83
11/20/2024 3,000 1.99
11/21/2024 7,000 2.51
11/22/2024 30,000 3.33
11/25/2024 245 4.78
11/27/2024 10,000 5.88
11/29/2024 5,000 5.96
12/2/2024 3,600 6.04
12/3/2024 3,000 5.17
12/4/2024 2,191 5.15
12/5/2024 3,000 4.96
12/6/2024 3,000 4.31
12/9/2024 2,000 4.26
12/10/2024 3,000 4.31
12/11/2024 2,100 3.92
12/12/2024 3,000 4.14
12/13/2024 2,000 3.61
12/16/2024 5,000 4.11
12/18/2024 3,000 3.97
12/20/2024 30,000 3.20

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Exhibit Filed or Furnished
Number Description Form File No. No. Filing Date Herewith

3 Amended and Restated Bylaws 8-K 001-39897 3.2 March 18, 2024

## Signatures
- Marc Olivier: /s/ Marc Olivier, Marc Olivier (12/23/2024)